October 3, 2024

Wenxi He
Chief Executive Officer
Metal Sky Star Acquisition Corp
221 River Street, 9th Floor
Hoboken, NJ 07030

       Re: Metal Sky Star Acquisition Corp
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed September 20, 2024
           File No. 001-41344
Dear Wenxi He:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Revised Preliminary Proxy Statement on Schedule 14A
Cover Page

1. We note your disclosure that you are negotiating the terms of a letter of intent with this potential target. Please revise your disclosure to clarify the non-binding nature of any letter of intent, or advise.
Risk Factors
Extending the deadline for completing our business combination . . ., page 14

2. We acknowledge your revised disclosures in response to prior comment 2, including your reference to a hearing scheduled for September 19, 2024 to appeal Nasdaq's decision to delist your securities. Please revise to update all your disclosures regarding the various
       Nasdaq delisting notices you have received and the results of this hearing.
 October 3, 2024
Page 2
General

3.     We note your revised disclosures that    [t]he proposed extension could
create uncertainty
       for shareholders regarding the timing of their redemption payments
and that your    Board
       has not taken steps towards the Automatic Redemption.    Please revise
to clearly disclose
       whether you plan to complete the Automatic Redemption.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Lawrence Venick